CTI Group
333 North Alabama Street
Indianapolis, IN 46204 317.262.4666 www.ctigroup.com
October 21, 2005
Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CTI Group (Holdings) Inc. Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30, 2005 File No. 0-10560
Dear Ms. Collins:
     CTI Group (Holdings) Inc. (the “Company”) submits the following responses to comments raised in your letter (the “Comment Letter”) addressed to John Birbeck, President and Chief Executive Officer of the Company, dated September 27, 2005. In order to facilitate your review, each of the Staff’s comments is followed by the Company’s response below, and the responses are numbered to correspond to the comment numbers in the Comment Letter.
     For the reasons stated below, the Company does not believe that any additional or modified disclosure is necessary in the Company’s Form 10-KSB for the fiscal year ended December 31, 2004 or the Company’s Form 10-QSB for the fiscal quarters ended March 31, 2005 and June 30, 2005.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Consolidated Statements of Operations, page 31
1.	Tell us why you have not classified the amortization expense of capitalized software development costs and related impairment charges as cost of products and services. Tell us how you considered FASB Staff Implementation Guide, Question 17 of Statement 86.

Response

FASB Staff Implementation Guide, Question 17 of Statement 86 states that “since the amortization relates to a software product that is marketed to others, the expense would be charged to cost of sales or a similar expense category.” The Company does not provide a gross margin calculation and categorizes all operating costs under the same expense category, Costs and Expenses, on the face of the Consolidated Statement of Operations which includes depreciation, amortization, and impairment.

The Company believes that this position complies with FASB Staff Implementation Guide, Question 17 of Statement 86 since the amortization expense related to capitalized software costs is included in the “similar expense category” as cost of sales from which operating income is derived. Please note that in accordance with Staff Accounting Bulletin Topic 11B, the Company specifically states on the face of the Consolidated Statement of Operations that costs of products and services exclude depreciation and amortization.
Note 1: Description of Business and Summary of Significant Accounting Policies — Revenue Recognition, page 35
2.	You indicate that “if the services are essential to the functionality of the software, revenue from the software component is deferred until the essential service is complete.” Tell us how you considered paragraphs 64 and 65 of SOP 97-2 and clarify if you have applied contract accounting to the entire arrangement. If so, explain why you believe it is appropriate to apply the completed-contract method of accounting. Refer to paragraphs 21-33 of SOP 81-1.

Response

In accordance with paragraphs 64 and 65 of SOP 97-2, services that are essential to the functionality of the software element of the arrangement are accounted for by applying contract accounting for both the software and service elements included in the arrangement. Revenues utilizing completed contract method are predominately from sales of the Company’s Telemanagement segment’s “Proteus Corporate” and “Trader” products which account for approximately $3 million in revenues for 2004.

The services provided by the Company, as set forth in the sales agreements entered into by the Company, are predominantly services related to the installation of software, and the Company deems such services essential to the functionality of the software. Generally, installations are completed within 1-30 days once scheduled with the customer. The majority of the installations are completed within 2 days. It may take up to 30 days to complete an installation that involves multiple sites, and it is very rare for an installation to take longer than 30 days to be completed. Due to the short period from the beginning of the installation to the completion of the installation, the completed contract method is used as it produces a result similar to the percentage-of-completion method as required in paragraph 31 of SOP 81-1.

Note 1: Description of Business and Summary of Significant Accounting Policies — Basic & Diluted Income/(Loss) per Common Shares, page 37
3.	We note your net income per share presentation and earning per share disclosure in Note 1. Tell us how your net income per share calculation considers the guidance in paragraphs 60 and 61 of SFAS 128. Explain why you have not presented earnings per share for all classes of your common stock following paragraph 61(d) of SFAS 128.

Response

The Company considers SFAS 128 and EITF 03-06 when determining the method of calculating earnings per share. EITF 03-06 states that convertible, participating securities (as defined in paragraph 60(a) of SFAS 128) should be included in the computation of basic earnings per share using the “two class” method of computing earnings per share. SFAS 128 paragraph 60(a) defines participating securities as “securities that participate in dividends with common stock according to a predetermined formula.”

The Company’s capital stock consists of Class A common stock and Class B common stock which is convertible into Class A common stock upon the occurrence of certain events. The effect of this conversion could be dilutive. Holders of Class A and Class B common stock can receive a dividend but not according to a predetermined formula. Rather, dividends, if any, are determined at the discretion of the Board of Directors of the Company. Therefore, Class B common stock does not meet the definition of a participating security and, as a result, it does not fall under guidance provided in EITF 03-06. Class B common stock also does not fall under the guidance required for the “two-class” method identified in SFAS 128, paragraph 61 since it is a convertible, nonparticipating security; as a result, disclosure required for each class of common stock utilizing the “two-class” method by paragraph 61(d) of SFAS 128 is not applicable.

Under paragraph 61 of SFAS 128, the Company uses the if-converted method. The Company believes that the number of shares of Class A common stock into which shares of Class B common stock can be converted cannot be estimated. See response to comment 4 below.

4.	We note that you issued 2,833,334 shares of Class B common stock and these shares are convertible to Class A common shares based on the value of Tracking LLC, a wholly owned subsidiary. We further note that you exclude the dilutive impact of these convertible shares in the computation of basis and diluted earnings per share “due to inability of the Company to estimate the ultimate number of shares to be issued.” Tell us why you are unable to estimate the number of shares to be issued. In this regard, you indicate in Note 2 that conversion can be determined by dividing the value of Tracking LLC by the fair value of Class A common stock, which appear to be determinable amounts.

Response

The conversion of 2,833,334 shares of Class B common stock into shares of Class A common stock is calculated by the quotient of: (i) the value of Tracking LLC, a wholly owned subsidiary, at time of conversion divided by (ii) the value of a share of the Company’s Class A common stock at time of conversion.

The value associated with the value of Tracking LLC, which includes U.S. Patent Nos. 5,287,270 and 5,325,290 (collectively, the “Patents”), depends on a broad variety of factors which have an impact on the value of the Patents and ability to reasonably calculate such value. For example, due to the speculative nature of patent enforcement matters, including, but not limited to, the enforceability of the Patents against certain target companies and the various legal strategies that target companies can employ, the Company has not been able to reasonably estimate or determine the value of Tracking LLC.

Due to the relatively low market price of the Company’s Class A common stock, the Company believes, as noted in Note 2 to the consolidated financial statements for the year ended December 31, 2004, that the conversion of Class B common stock into Class A common stock will result in a material dilution to holders of Class A common stock.
Note 2: Merger, Acquisition and Discontinued Operations — Discontinued Operations, page 40
5.	We note that you issued 1,140,564 shares of Class A common stock in connection with the sale of Xila’s assets. Tell us how you accounted for these shares and how you determined that gain recognition of $370,268 was appropriate. Provide the specific guidance you are relying upon for your accounting treatment of this transaction.

Response

In connection with the CDS Agreement, the Company recorded the acquired net assets (the “Assets”) of CDS Holdings, LLC (“CDS”), which included CDS’ membership interest in Xila Communications, LLC (“Xila”), at their carrying value and restated prior results related to the acquisition of the Assets since the Company and CDS were under common control. In accordance with SFAS 141, the financial statements of CDS and the Company have been combined on an “as if” pooling basis and no step-up in value or goodwill was created.

Approximately 86% of the ownership of CDS belonged to the Company’s controlling shareholder. An additional 9% of the ownership belonged to directors and employees of both entities. The remaining 5% belonged to former directors or employees of both entities.

The Company considered a step-up for the element of Xila that was not under common control but ultimately decided against this because the goodwill created by a step-up would not have been supportable as of the date of the CDS Agreement primarily as a result of historic losses and declining revenue base.

Upon the acquisition of Xila under the CDS Agreement, the Company assumed the risks and rewards of the operations of Xila. In accordance with SFAS 141, paragraph D16, the Company recorded losses from the operations including those of Xila which amounted to $487,167 and $144,799 in the twelve months ended December 31, 2002 and 2003, respectively. The gain on the sale of Xila was attributable to significant steps taken by the Company to create value in Xila after Xila was purchased by the Company on December 31, 2003. Once the Company gained management control, significant operating changes were implemented, which transformed Xila from a loss generating enterprise to a profit generating enterprise. Operating changes included, amongst other steps, significant cost cutting measures which ultimately resulted in $24,314 income from discontinued operations being reported on the Company’s Consolidated Statement of Operations for the year ended December 31, 2004. The operating changes instituted by the Company increased the value of Xila and made it attractive to potential buyers. Prior to the Company acquiring Xila, the former owner, CDS, tried but was unable to attract a potential buyer for Xila. Had CDS found an unrelated party to sell to, CDS would have recorded a gain which would have been included in the historical results of operations combined with the Company on an “as if” pooling basis since the entities were under common control.

The Company sold Xila’s assets to eGix, Inc. (“eGix”), an unrelated entity, on January 21, 2005, which resolved a contingent purchase consideration element under the CDS Agreement. The Company issued 1,140,564 shares of Class A common stock to the previous owners of Xila (which primarily represented the same control group as that of the Company), in accordance with the terms of the CDS Agreement.

The Company recorded a gain on the sale of Xila’s assets of $370,268 which was the consideration received for Xila (net of direct costs to transact a sale) less net assets of Xila. The Company followed SFAS 144 in recognition of the gain.

In connection with the sale of Xila, the issuance of shares of Class A common stock was credited at par value (1,140,564 x $0.01) and APIC was debited for the same amount in the first quarter of 2005.

The Company believes that the sale of Xila is properly classified as a gain on the sale of discontinued operations due to the following:
1)	Xila was purchased from an entity under common control and the Company recorded the assets and liabilities at carrying value in accordance with SFAS 141, paragraphs D1-D18 and no goodwill was recognized at the time of the purchase.
2)	The Company assumed the risk and rewards associated with Xila after the acquisition and was able to build value in Xila through operational changes and support. The gain/loss was recognized upon the sale of the assets to eGix, an unrelated third party.
3)	In accordance with SFAS 144, Xila’s underlying assets and results were categorized as discontinued operations.
Had the purchase of Xila on December 31, 2003 been for a fixed price, shares would have been issued as an equity-only entry; although the net assets of Xila which amounted to $11,000 at that time, would not been afforded a step-up in value or goodwill since the entities were under common control. Subsequently, the operation of Xila would have been reported in consolidated operations as discontinued with a gain recognized on the ultimate sale. This accounting treatment should yield the same result as a business combination with a contingent purchase component.
Form 10-QSB for Fiscal Quarter Ended June 30, 2005
Item 3: Controls and Procedures, page 22
6.	We note your disclosure that your Principal Officers “concluded that the Company’s disclosure controls and procedures are effective in reaching a reasonable level of assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms.” Tell us how your Officers considered Exchange Act Rule 13a-15(e) concluding that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Response

In October 2002, the Company established a disclosure committee (the “Disclosure Committee”) which is responsible for ensuring, in accordance with Rule 13a-15(e) under the Securities and Exchange Act of 1934, that information required to be disclosed by the Company in reports that it files under the Exchange Act is properly (i) recorded, processed, summarized and reported within the time periods specified under the rules promulgated by the Securities Exchange Commission and (ii) accumulated and communicated to senior management, including the Chief Executive Officer and Chief Financial Officer of the Company, as appropriate to allow timely decisions regarding required disclosure. The Disclosure Committee is comprised primarily of senior managers representing various departments and business segments of the Company.

The Disclosure Committee identifies and considers disclosure issues in connection with the preparation of periodic and current reports and participates in the review of such disclosures. The Disclosure Committee meets prior to the release of periodic and current reports, such as the Company’s Forms 10-KSB and 10-QSB and certain Forms 8-K, to discuss the accuracy, validity and completeness of information that should be disclosed in these reports. In light of the short deadline applicable to the filing of Forms 8-K, certain Forms 8-K are reviewed only by the Chairperson of the Disclosure Committee. The Disclosure Committee undertakes a quarterly evaluation of the Company’s disclosure controls and procedures.

Each respective Disclosure Committee member submits a written report documenting its periodic conclusions about the effectiveness of the Company’s disclosure controls and procedures. Such conclusions are then communicated by the Chairperson of the Disclosure Committee to the Company’s Chief Executive and Chief Financial Officers, and the Audit Committee of the Company’s Board of Directors prior to the filing of the Company’s periodic reports, as appropriate, to allow timely decisions regarding the required disclosure. The Chairperson of the Disclosure Committee discusses with the Company’s Chief Executive and Chief Financial Officers the accuracy and completeness of the information to be reported in a current report on Form 8-K prior to the filing of such form to allow timely decisions regarding the required disclosure.
Other Information
     In connection with responding to the foregoing comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you or any other member of the Staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact Fred Hanuschek, Chief Financial Officer at 317-262-4540 or the undersigned at 317-262-4626.

Sincerely,
/s/ John Birbeck
John Birbeck
President and Chief Executive Officer

cc:	Kari Jin, Staff Accountant
Lisa Mitrovich, Assistant Chief Accountant
Alan Lieblich, Blank Rome LLP
Tim Luther, Crowe Chizek and Company, LLC
Dave Whitman, PricewaterhouseCoopers LLP
Fred Hanuschek, Chief Financial Officer of the Company